Exhibit 99.203

Change in Corporate Structure Report

(In accordance with Section 4.9 of National Instrument 51-102)

Item 1	Names of the parties to the transaction

The parties to the transaction are The Valens Company Inc. (the “Valens”) and Citizen Stash Cannabis Corp. (“Citizen Stash”).

Item 2	Description of the transaction

Effective November 8, 2021, Valens and Citizen Stash completed a court-approved plan of arrangement (the “Arrangement”) under Section  192 of the Canada Business Corporations Act pursuant to which Valens acquired all of the issued and outstanding common shares (the “Common Shares”) of Citizen Stash. Under the terms of the Arrangement, Citizen Stash shareholders received 0.1620 of a Valens common share for each Common Share held.

The Arrangement was approved by the securityholders of Citizen Stash at a special meeting held on November 1, 2021. Final approval of the Arrangement was obtained from the Supreme Court of British Columbia on November 4, 2021.

The Common Shares were delisted from the TSX Venture Exchange at the close of trading on November 10, 2021.

Item 3	Effective date of the transaction

The Arrangement was effective as of November 8, 2021.

Item 4	Names of each party that ceased to be a reporting issuer subsequent to the transaction and of each continuing entity

Valens intends to cause Citizen Stash to cease to be a reporting issuer in the provinces of Canada in which it is a reporting issuer, such provinces being British Columbia, Alberta and Ontario.

Item 5	Date of the reporting issuer's first financial year-end subsequent to the transaction(if paragraph (a) or (b)(ii) of Section 4.9 of NI 51-102 applies)

Not applicable.

Item 6	The periods, including the comparative periods, if any, of the interim financial reports and annual financial statements required to be filed for the reporting issuer's first financial year subsequent to the transaction (if paragraph (a) or (b)(ii) of Section 4.9 of NI 51-102 applies)

Not applicable.

Item 7	The filed documents that described the transaction and where those documents may be found in electronic format (if paragraph (a) or (b)(ii) of Section 4.9 of NI 51-102 applies)

The Arrangement is more particularly described in the information circular of Citizen Stash dated September 28, 2021 (the "Circular") in connection with the special meeting of Citizen Stash securityholders held on November 1, 2021 to approve the Arrangement.

Copies of the Circular and Arrangement Agreement can be accessed through the profile of Citizen Stash on the SEDAR website at www.sedar.com.

Dated: November 10, 2021